EXHIBIT 99.1

DeFi Technologies Announces Leadership Transition: Olivier Roussy Newton Resigns as CEO and Chairman; Co-Founder Johan Wattenström Appointed as Successor

TORONTO, Nov. 17, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), today announced that Olivier Roussy Newton has resigned as Chief Executive Officer and Executive Chairman of the Board. The Company's Board of Directors has appointed Johan Wattenström, Co-Founder of Valour and DeFi Technologies, as Chief Executive Officer and Executive Chairman effective upon Mr. Roussy Newton's departure. Mr. Roussy Newton will be appointed Strategic Advisor of the Company beginning in December.

After founding Valour Inc. with Mr. Wattenström nearly a decade ago, Mr. Roussy Newton was appointed CEO of DeFi Technologies on October 6, 2022, during one of the most severe bear markets in crypto history. At that time, the Company's shares traded at approximately $0.5, and it reported year-end 2022 cash of approximately $3.4 million and loans payable of approximately $37.6 million. Over the last three years under Mr. Roussy Newton's leadership, DeFi Technologies scaled Valour's ETP platform, executed strategic M&A, strengthened its balance sheet, and cemented its position as a leader in the digital asset industry through innovation, execution, growth, and profitability.

"I am proud of what our team has delivered over the past three years. We scaled and institutionalized Valour's ETP platform, strengthened our capital base, executed strategic M&A, and delivered record financial results for our shareholders," said Mr. Roussy Newton. "I'm deeply grateful for the support of our employees, partners, and investors, and am confident that Johan, having been by my side since the inception of the company, is the right person to lead DeFi Technologies through its next phase of growth."

Highlights under Mr. Roussy Newton's leadership

•	Expanded ETP platform to 100 listed products with more than US$1 billion in assets under management, broadening investor access to digital assets across major European exchanges.
•	Uplisted to the Nasdaq Capital Market under ticker DEFT and subsequently commenced options trading on Nasdaq, increasing visibility and access for U.S. investors.
•	Accelerated revenue expansion, including scaling DeFi's revenues from $4.5 million in 2021 to more than $50 million in 2024. Under Olivier's most recent year as CEO, DeFi has generated over $80 million year-to-date and is on track to deliver its first $100-million-plus revenue year.
•	Debt reduction and financial flexibility, including the full repayment of outstanding debt at Valour, significantly improving the asset-management subsidiary's financial profile and flexibility.
•	Strategic M&A and diversification, including the acquisition of Stillman Digital, a global digital-asset liquidity provider and OTC desk that enhances trading, market making, and institutional capabilities.
•	Organizational depth, with key executive hires across asset management, trading, technology, and capital markets that support continued expansion and governance.
•	Index inclusions and market transparency initiatives, including additions to widely followed indices and the adoption of third-party tools to enhance trading surveillance and shareholder intelligence.
•	Strengthened the balance sheet, including a registered direct offering of approximately $100 million led by strategic, blue-chip institutions to pursue further digital asset expansion, lending and staking transactions, provide funds for potential acquisition opportunities and fund recently announced business initiatives that align with its growth strategy.

Leadership Succession

The Board of Directors has appointed Johan Wattenström, Co-Founder of DeFi Technologies, as Chief Executive Officer and Executive Chairman.

Mr. Wattenström is a seasoned entrepreneur and executive with nearly two decades of experience at the intersection of digital assets, trading, and financial infrastructure. He co-founded Valour, DeFi's European ETP platform, and has been instrumental in shaping the Company's product strategy, trading architecture, and global exchange relationships since inception.

Prior to DeFi Technologies, Mr. Wattenström founded and served as CEO of XBT Provider, the issuer of the world's first Bitcoin ETP, which quickly surpassed $1 billion in assets under management and became one of Europe's most relied-upon regulated on-ramps to crypto before its acquisition by CoinShares. His work establishing secure, exchange-listed Bitcoin exposure set the template for how institutions first entered digital assets and remains a foundational milestone for the industry today.

Mr. Wattenström also previously founded Nortide Capital, a global digital-asset trading and market-making firm, which provides liquidity and structured solutions to some of the world's largest exchanges and token issuers. His combined experience across product structuring, market-making, and institutional trading uniquely positions him to lead DeFi Technologies into its next phase of growth.

"Olivier and I have built this company together from the ground up," said Mr. Wattenström. "I'm grateful for his leadership and friendship, and I look forward to leading DeFi Technologies into its next phase of growth. We will continue to scale our ETP platform globally, expand our trading operations both internally and through Stillman Digital, and continue to bridge traditional capital markets with the digital asset ecosystem."

Following the transition, Mr. Roussy Newton will be a strategic advisor to the Company and remain a cornerstone shareholder of the Company, ensuring continuity of vision and execution as DeFi Technologies enters its next stage of expansion. He is also deeply focused on strengthening the bridge between DeFi Technologies and BTQ Technologies, leveraging BTQ's quantum-secure infrastructure to enhance the resilience, security, and long-term competitiveness of DeFi's product ecosystem.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to appointment of directors and officers and other non-executive positions; investor confidence in digital assets generally; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:59e 17-NOV-25